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SECURITIES AND EXCHANGE COMMISSION

12062292

JUL 30 2012

Washington DC 403

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/11 (MM/DD/YY) AND ENDING 05/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frost Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 W. Houston St.
(No. and Street)

San Antonio	TX	78205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Banks (210) 220-4128
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1800 Frost Bank Tower	San Antonio	TX	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Karen Banks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frost Brokerage Services, Inc. (the Company), as of May 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



DEBBIE L. VAUGHAN
Notary Public
STATE OF TEXAS
My Comm. Exp. 01-16-2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Frost Brokerage Services, Inc.
Year Ended May 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Frost Brokerage Services, Inc.

Financial Statements and Supplementary Schedules

Year Ended May 31, 2012

Contents

Ernst & Young

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Frost Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Frost Brokerage Services, Inc. (the Company) as of May 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frost Brokerage Services, Inc. at May 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, this information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

July 26, 2012

Frost Brokerage Services, Inc.

Statement of Financial Condition

May 31, 2012

Assets	
Cash	$ 308,420
Securities owned	13,409,825
Brokerage commissions receivable	516,936
Annuity commissions receivable	21,744
Insurance commissions receivable	2,765
Other receivables	71,944
Prepaid expenses	117,499
Income taxes receivable	293,544
Net deferred tax asset	224,587
Total assets	$ 14,967,264
Liabilities and stockholder's equity	
Liabilities:	
Deferred income	$ 63,141
Other liabilities	337,928
Total liabilities	401,069
Stockholder's equity:	
Common stock, par value $0.01 per share; 10,000 shares authorized, issued, and outstanding	100
Additional paid-in capital	205,849
Retained earnings	14,360,246
Total stockholder's equity	14,566,195
Total liabilities and stockholder's equity	$ 14,967,264

See accompanying notes.

Frost Brokerage Services, Inc.

Statement of Income

Year Ended May 31, 2012

Revenue:	
Brokerage commissions, net	$ 7,950,527
Annuity commissions	2,374,496
Trading income	860,497
Interest income	4,451
Life insurance commissions	191,634
Other income	41,395
	11,423,000
Expenses:	
Employee compensation and benefits	10,020,130
General and administrative	2,415,557
	12,435,687
Loss before income taxes	(1,012,687)
Income tax benefit	(331,439)
Net loss	$ (681,248)

See accompanying notes.

Frost Brokerage Services, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at June 1, 2011	$ 100	$ 207,356	$ 15,041,494	$ 15,248,950
Net loss	–	–	(681,248)	(681,248)
Net tax deficiency related to stock-based compensation	–	(1,507)	–	(1,507)
Balance at May 31, 2012	$ 100	$ 205,849	$ 14,360,246	$ 14,566,195

See accompanying notes.

Frost Brokerage Services, Inc.

Statement of Cash Flows

Year Ended May 31, 2012

Operating activities	
Net loss	$ (681,248)
Adjustments to reconcile net loss to net cash from operating activities:	
Deferred income tax benefit	(47,095)
Net tax deficiency from stock-based compensation	(1,888)
Excess tax benefits from stock-based compensation	(381)
Net changes in:	
Securities owned	1,431,242
Commissions receivable	59,525
Other receivables	1,399
Prepaid expenses	(16,664)
Accounts payable and other liabilities	(76,000)
Accrued employee benefits	(10,061)
Deferred income	(45,825)
Income taxes currently payable to Frost Bank	(306,530)
Net cash provided by operating activities	306,474
Financing activities	
Excess tax benefits from stock-based compensation	381
Net cash provided by financing activities	381
Net change in cash	306,855
Cash at beginning of year	1,565
Cash at end of year	$ 308,420
Supplemental disclosures	
Cash paid to parent for income taxes	$ 24,074

See accompanying notes.

Frost Brokerage Services, Inc.

Notes to Financial Statements

May 31, 2012

1. Summary of Accounting Policies

Frost Brokerage Services, Inc. (the Company) is registered as a fully disclosed, introducing broker-dealer under the Securities Exchange Act of 1934. The Company principally engages in executing general securities transactions on behalf of its clients. The Company operates under a clearing agreement with National Financial Services Company (NFS), whereby NFS assumes and maintains the Company's accounts on a fully disclosed basis.

The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is subject to regulation by the United States Securities and Exchange Commission (SEC) and the FINRA. The Company is also a member of the Securities Investors Protection Company (SIPC), a nonprofit membership company designed to protect, up to specified amounts, customers' cash and securities in the event of the liquidation of a broker-dealer.

The Company is a wholly owned subsidiary of Frost Bank (FB), a banking subsidiary of Cullen/Frost Bankers, Inc. (CFBI). FB pays substantially all operating expenses of the Company. The Company reimburses FB for such expenses on an allocated basis. FB also provides substantially all office space, furniture, and equipment for the Company.

The accounting and financial reporting policies followed by the Company conform to accounting principles generally accepted in the United States and to general practices within the securities industry.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through July 26, 2012, the date these financial statements were issued. No subsequent events occurred during this reporting period that require recognition or disclosure in these financial statements.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

1. Summary of Accounting Policies (continued)

Revenue Recognition

The Company derives commission and trading revenues from customer transactions in securities, annuities, and life insurance. Commission and trading revenues and related expenses from transactions are recognized on a trade-date basis. Nearly all of the Company's revenue is generated from customers located in Texas.

Securities Owned

Securities owned are valued at estimated fair value as determined by quoted market values. The resulting differences between cost and fair value are included as a component of trading income in the accompanying statement of income.

Brokerage, Annuity, and Life Insurance Commissions Receivable

The Company considers commissions receivable fully collectible; accordingly, no allowance is required.

Other Receivables

Other receivables comprise balances related to security trade transactions and other miscellaneous items.

Other Liabilities

Other liabilities include liabilities related to employee benefits and approximately $190,000 related to an accrual for probable settlements.

Income Taxes

The Company's operations are included in the consolidated federal income tax return filed by CFBI using a calendar year-end. The Company's federal income tax provision is determined as if it filed a separate return using the consolidated federal income tax rate for CFBI (35% during the periods presented), as this is the rate charged by CFBI to the Company.

2. Transactions With Customers

NFS clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of NFS. The Company does not hold customer cash or securities in connection with such transactions.

For transactions in which the Company extends credit to customers through the clearing broker, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The Company does not generally extend such credit to customers.

As an introducing broker, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company has agreed to indemnify the clearing broker for losses that it sustains from the customer accounts introduced by the Company. At May 31, 2012, there were no material amounts to be indemnified to the clearing broker for these customer accounts.

3. Securities Owned

At May 31, 2012, securities owned consisted entirely of short-term U.S. Treasury securities reported at fair value. These securities are not purchased to be resold to customers and are for the Company's investment purposes only. All securities owned at May 31, 2012, will contractually mature within one year. Securities with carrying amounts totaling $59,000 at May 31, 2012, were pledged to NFS for surety purposes.

4. Employee Benefit Plans

As an affiliate, the Company participates in various employee benefit plans offered by CFBI, including a 401(k) stock purchase plan, a defined benefit pension plan, and a profit sharing plan. Expense related to these plans totaled $706,995 in fiscal 2012.

4. Employee Benefit Plans (continued)

The 401(k) is a defined contribution plan whereby participants are permitted to make before- or after-tax contributions up to 50% of eligible compensation, subject to Internal Revenue Service limitations. The Company matches 100% of employee contributions up to a maximum of 6% of eligible compensation. Company contributions vest immediately. The plan covers substantially all eligible employees of the Company.

The defined benefit pension plan was frozen as of December 31, 2001. The plan covers substantially all employees who had attained the age of 21 years and had at least one year of service as of December 31, 2001.

The profit sharing plan is a contributory retirement plan that allows the Company to make discretionary annual contributions to individual eligible employee accounts based upon CFBI's fiscal-year profitability. Participants vest in Company contributions after three years of service.

Certain employees are granted stock-based compensation awards. Compensation expense is based on the fair value of awards on the measurement date, which is generally the date of grant, and is recognized ratably over the requisite service period of the award. Stock-based compensation expense totaled $158,899 in fiscal 2012.

5. Income Taxes

The Company is included in the consolidated federal income tax return filed by CFBI, and the Company's income tax provision is computed in accordance with a tax sharing agreement whereby the Company is paid currently for the benefit its losses provide CFBI. The Company files separate or combined state and local income/margin tax returns where applicable. State and local taxes have been provided for in these financial statements on separate entity income.

The components of income tax expense (benefit) are presented in the table below:

	Year Ended May 31, 2012
Current income tax expense (benefit):	
Federal	$ (305,011)
State	20,667
Deferred income tax expense (benefit)	(47,095)
Income tax expense (benefit)	$ (331,439)

5. Income Taxes (continued)

Reported income tax expense differs from the amounts computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes as follows:

	Year Ended May 31, 2012
Income tax (benefit) expense computed at the statutory rate	$ (354,441)
Permanent differences	9,568
State tax expense	13,434
Income tax (benefit) expense, as reported	$ (331,439)

Deferred tax assets and liabilities are the expected future tax amounts resulting from the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, computed using enacted tax rates. Deferred tax assets at May 31, 2012, were related to stock-based compensation and there were no deferred tax liabilities.

No valuation allowance for deferred tax assets was recorded at May 31, 2012, as management believes it is more likely than not that all of the deferred tax assets will be realized as the Company will be paid for the benefit its losses will provide the consolidated group pursuant to the tax sharing agreement.

Accounting Standards Codification (ASC) 740, *Income Taxes,* prescribes criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As of December 31, 2011, there were no significant tax positions taken by management that required accrual as of December 31, 2011.

6. Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during fiscal 2012.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio exceeds 10 to 1). At May 31, 2012, the Company had net capital of $13,560,720, which was $13,310,720 in excess of its required net capital of $250,000. At such date, the Company's aggregate indebtedness to net capital ratio was 0.03 to 1.

8. Marketing Allowances

The Company has entered into agreements with various mutual fund companies to receive cash marketing allowances to pay for certain marketing-related expenditures. Marketing allowances received are accounted for as a reduction of marketing expenses when the marketing expense is incurred. At times, the cash received exceeds the expense accrued, and these excess amounts are recorded as a reduction of marketing expense and included within general and administrative expense. As of May 31, 2012, the Company had deferred recognition of income totaling $63,141, as these are the estimated marketing expenses to be incurred in future periods that relate to marketing allowances received in the prior year.

9. Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC 820, *Fair Value Measurements and Disclosures,* establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- Level 1 inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

9. Fair Value Measurements (continued)

- Level 2 inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.), or inputs that are derived principally from or corroborated by market data by correlation or other means.

- Level 3 inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and, therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

The Company's trading account securities, totaling $13,409,825, are valued at fair value based on Level 1 inputs (i.e., quoted market price).

10. New Authoritative Accounting Guidance

Accounting Standards Update (ASU) 2011-04, *Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs* amends ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles in ASC 820 and requires additional fair value disclosures. ASU 2011-04 is effective for the Company for fiscal years beginning after December 15, 2011, and is not expected to have a significant impact on the Company's financial statements.

ASU 2011-05, *Comprehensive Income (Topic 220) – Presentation of Comprehensive Income* amends ASC 220, *Comprehensive Income*, to require that all non-owner changes in stockholder's equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, ASU 2011-05 requires entities to present, on the face of the financial statements, reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement or statements where the components of net income and the components of other comprehensive income are presented. The option to present components of other comprehensive income as part of the statement of changes in stockholder's equity was eliminated. ASU 2011-05 is effective for the Company for fiscal years ending after December 15, 2012, and is not expected to have a significant impact on the Company's financial statements.

ASU 2011-12, *Comprehensive Income (Topic 220) – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* defers changes in ASU 2011-05 that relate to the presentation of reclassification adjustments to allow the Financial Accounting Standards Board time to redeliberate whether to require presentation of such adjustments on the face of the financial statements to show the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. ASU 2011-12 allows entities to continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. All other requirements in ASU 2011-05 are not affected by ASU 2011-12. ASU 2011-12 is effective for the Company for fiscal years ending after December 15, 2012, and is not expected to have a significant impact on the Company's financial statements.

Supplementary Schedules

Frost Brokerage Services, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1

May 31, 2012

Total stockholder's equity from statement of financial condition		$ 14,566,195
Deduct stockholder's equity not allowable for net capital		–
Total stockholder's equity qualified for net capital		14,566,195
Deductions:		
Excess fidelity bond deductible	$ 20,000	
Other nonallowable assets	985,475	
		1,005,475
Net capital		$ 13,560,720
Aggregate indebtedness:		
Accounts payable and other liabilities		$ 337,928
Deferred income		63,141
Income taxes currently payable to Frost Bank		–
Total aggregate indebtedness		$ 401,069
Computation of basic net capital requirement:		
Minimum net capital required		$ 250,000
Excess net capital		$ 13,310,720
Net capital less greater of 10% total aggregate indebtedness or 120% of minimum net capital required		$ 13,260,720
Ratio of aggregate indebtedness to net capital		0.03 to 1
Reconciliation with Company's computation:		
Net capital, as reported in Company's Part II (unaudited) focus report, as amended		$ 13,560,720

Frost Brokerage Services, Inc.

Schedule II – Computation for Determination of the Reserve Requirements Under Rule 15c3-3

May 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(ii) of that rule.

Frost Brokerage Services, Inc.

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3

May 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(ii) of that rule.

Ernst & Young

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Frost Brokerage Services, Inc.

In planning and performing our audit of the financial statements of Frost Brokerage Services, Inc. (the Company) as of and for the year ended May 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company, including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

July 26, 2012

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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